Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-5546

Facsimile No.: (+1-202) 772-9213

May 21, 2008

RE:	Tata Motors Limited

Form 20-F for the fiscal year ended March 31, 2007

Filed September 27, 2007

File No. 001-32294

Dear Ms. Blye,

This is in response to the Staff’s comment letter dated March 28, 2008, relating to the annual report on Form 20-F of Tata Motors Limited (“the Company”) for the fiscal year ended March 31, 2007 (the “2007 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. Our responses to the comments are as follows.

Export activities in certain countries:

1.	We note from the “International Business” section of your website that you have a distributor in Syria. We are aware of various news reports indicating that your trucks have been sold in Sudan and you have engaged in negotiations to export cars to Iran. The referenced countries are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include any information regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, and services you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Response:

To the following SEC comment:

a) We note from the “International Business” section of your website that you have a distributor in Syria. We are aware of various news reports indicating that your trucks have been sold in Sudan and you have engaged in negotiations to export cars to Iran. The referenced countries are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include any information regarding contacts with those countries.

Response:

We are not aware of any prescriptive requirements in the 20-F requiring us to disclose transactions with parties in terrorist sponsored nations. Our business activities in these countries are not material to our consolidated revenues or operations and we do not believe that our operations in these countries constitute a material risk for our investors.

b) Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, and services you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Our reply country-wise in response to above:-

Iran

We had no sales in Iran during the three year period. The Company has not entered into any commercial, technology or other agreements with parties in Iran. We are receiving numerous enquiries from Iran for our vehicle distribution.

Sudan

The details of our vehicle units sold and sales amounts in Sudan for the last three financial years are set forth in the table below:

	Year ended March 31,
	2005	2006	2007
Details	No. of units
No. of vehicles	21	214	28

Sales	Rupees in million
Vehicle	47.9	299.8	43.8
Spares	3.3	0.1	0.1

Total	51.2	299.9	43.9

In Sudan we, alongwith our South Korean subsidiary Tata Daewoo Commercial Vehicles (“TDCV”), sell commercial vehicles directly. These sales are made through non-exclusive dealership arrangements.

In August 2007, we issued a Letter of Intent to Africa Wheels Co. Limited to appoint them as additional distributors on a non-exclusive basis for sale and distribution of commercial vehicles in Sudan. This Letter of Intent expired on January 31, 2008 and has not been renewed. We are considering entering the passenger car market in Sudan through one or more distributors but no agreements have been reached in this regard.

Syria

	Year ended March 31,
	2005	2006	2007
Details	No. of units
No. of vehicles	237	67	129

Sales	Rupees in million
Vehicle	555.8	180.5	306.7
Spares	19.5	40.0	7.2

Total	575.3	220.5	313.9

Since 2001 we had an agency arrangement in Syria for the sale of passenger cars. Approximately 200 passenger cars were shipped to Syria during 2001-02. Thereafter we have made no further shipments of our passenger cars to Syria, but we have been supplying parts to take care of existing customers’ requirements. We are considering re-entry to the passenger car market in Syria through one or more distributors or agents but no agreements have been reached in this regard.

TDCV sells commercial vehicles in Syria through an exclusive dealership arrangement.

General

Thus our total sales and revenues in these three countries are as under:-

	Year ended March 31,
	2005	2006	2007
No. of vehicles (in units)	258	281	157
Sales (Rs. in million)	626.5	520.4	357.8
Percentage to total consolidated revenue	0.32	0.22	0.11

Apart from the export of vehicles and spares and arrangements as stated above, we do not have any dealings of products, technology or services in these countries.

Further we do not have any agreements, commercial arrangements or other contracts with Governments of these countries or, to our knowledge, entities controlled by those Governments.

2.	Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning each referenced country. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and /or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. A number of states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Iran. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your contacts.

Response:

Quantitative Assessment

As shown in the table in Response # 1 above, our sales in these countries as a percentage of total revenue on a consolidated basis represented 0.32%, 0.22% and 0.11% for the financial years ending March 31, 2005, 2006 and 2007, respectively, which we do not consider material from a quantitative perspective. We do not have any physical assets in these countries and our receivables in respect of sales to these countries have been recovered in the ordinary course of business.

Considering our current plans, we do not expect sales to these countries in the future years to be material to our financial condition or results of operations on a quantitative basis.

Qualitative Assessment

On a qualitative basis also, we do not consider our sales to these countries that a reasonable person would conclude to have a material impact on the investment decision or to have an impact on our reputation or share value.

To our knowledge, we are not aware of the Governments of the referenced countries or persons or entities controlled by these Governments, receiving any cash or acting as intermediaries in connection with our sales to these countries.

Our sales are made on a principal to principal basis. No sales are made through consignment agents. We do not have any physical assets in these countries.

No persons subject to the jurisdiction of the United States (as defined under 31 C.F.R. Part 535) are involved in operations in these countries.

Conclusion

We do not consider our sales activities in Iran, Sudan and Syria to be material, on a quantitative or qualitative basis, to our result of operations or financial condition and we do not believe that these activities constitute any material investment risk to our investors. We will continue to monitor the materiality of our operations in this context including as to whether these operations constitute a material investment risk to our investors.

News report regarding Tata Steel’s MOU to build steel plant in Iran

3.	We are aware of a January 2008 news report indicating that Tata Steel Limited has signed a memorandum of understanding to build a steel plant in Iran. You disclose in your Form 20-F that Tata Steel is a major shareholder, and has the right to appoint one director to your Board. Please advise us whether, to the best of your knowledge, understanding and belief, the referenced news report is correct and, if so, discuss the materiality to you of Tata Steel’s Iran-related operations. Your response should address the potential impact of Tata Steel’s Iran-related operations upon your reputation and share value, and whether those operations constitute a material investment risk for your security holders.

Response:

The Company is not in a position, by way of voting power, contractual agreement or otherwise, to influence the business and operating decisions of Tata Steel, which is a separate and independent company. As disclosed in the 2007 Form 20-F, the Company considers its transactions with Tata Steel to be on an arm’s length basis. The Company does not believe that operational decisions by Tata Steel as to the location of its facilities (whether in Iran or elsewhere) would have any material adverse impact on the Company’s reputation or share value, or that any such operations would constitute a material investment risk for the Company’s security holders.

*  *   *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact C. Ramakrishnan (Chief Financial Officer) at 91-22-6665-8282 or Hoshang K. Sethna (Company Secretary) at +91-22 6665-7219.

Sincerely,

/s/ C. Ramakrishnan
C. Ramakrishnan
Chief Financial Officer

cc:	Pradip Bhaumik, Attorney-Advisor,
Division of Corporate Finance
(Securities and Exchange Commission)

Max Webb
Assistant Director
Division of Corporate Finance

Ravi Kant, Chief Executive Officer and
Managing Director
Hoshang K. Sethna, Company Secretary
(Tata Motors Limited)

Mukund Dharmadhikari
(Deloitte Haskins & Sells)

John D. Young, Jr.
(Sullivan & Cromwell LLP)